Exhibit 1.01

V.F. Corporation

Conflict Minerals Report

For The Year Ended December 31, 2024

The information in this report includes the activities of V.F. Corporation and its consolidated subsidiaries (herein referred to as “VF,” the “Company,” “we,” “us,” or “our”). In 2024, VF divested its Supreme® brand, and therefore information related to the divested brand is excluded from this report. As used herein, “conflict minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals. The “Conflict Minerals Rule” refers to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD.

1.	V.F. Corporation Overview

V.F. Corporation, founded in 1899, is a portfolio of leading outdoor, active and workwear brands, including The North Face®, Vans®, Timberland® and Dickies®. VF is committed to providing consumers with innovative products that are rooted in performance and elevated design, while delivering sustainable and long-term value for its employees, communities and shareholders. For its fiscal year that ended March 29, 2025, VF sourced approximately 260 million units spread across our brands. Our products were obtained from approximately 273 contractor manufacturing facilities in approximately 30 countries.

We do not directly purchase 3TG from any source. VF has adopted a policy and related procedures, as described below in this Conflict Minerals Report, focused on VF’s commitment to sourcing components and materials from suppliers that share our ethical values and that support compliance with the Securities and Exchange Commission’s rules and regulations, including VF’s disclosure obligations related to 3TG.

2.	Reasonable Country of Origin Inquiry

VF developed a list of suppliers and products determined to be possibly in-scope for purposes of our compliance with the Conflict Minerals Rule based on our level of influence over the manufacturing process and the potential use of 3TG in the products. We also determined which of our products and components were potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, preliminary supplier inquiries and other information known to us concerning the composition of our products.

We reached out to 147 of our suppliers, representing 100% of our factories making products containing metallic components. After receiving and reviewing the responses from suppliers, we determined that one of the 147 suppliers was potentially in-scope for 2024.

In this Conflict Minerals Report, we refer to all suppliers listed above that were included in our 2024 outreach as the “Covered Suppliers.”

Many VF products do not contain any 3TG and, for those that do, 3TG content generally represents a small amount of the total materials content of the product. For example, 3TG may be found in items such as buttons, zippers, snaps and eyelets, although not all of these items are necessarily in-scope for purposes of our compliance. Our in-scope products consist of apparel, footwear, equipment and accessory products and contained tin and gold. Our in-scope products did not include tantalum or tungsten.

VF’s “reasonable country of origin inquiry” (“RCOI”) process was designed to identify which of our products might contain necessary 3TG, and, if these are present, obtain transparency into the 3TG supply chain for such products, and, more generally, to achieve engagement from suppliers concerning responsible sourcing of 3TG. The specific goal of VF’s RCOI was to determine to a reasonable degree of certainty whether the 3TG in its relevant products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). The results of our RCOI are discussed below in this Conflict Minerals Report and on Annex A. For our RCOI, to the extent applicable, we utilized the same processes and procedures that we established for our due diligence, in particular Steps 1 and 2 of the OECD Guidance (as defined below) design framework, which are described below in this Conflict Minerals Report. We based our country of origin determinations on information made available by a third-party information management service provider (the “Service Provider”).

Based on the results of our RCOI, we exercised due diligence for 2024. These due diligence efforts are discussed below.

3.	Due Diligence Process

Our 3TG due diligence processes were based on the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (“OECD Guidance”), an internationally recognized due diligence framework. Our diligence measures were based on certain processes put in place for the Company’s RCOI and included the following. These are not all of the discrete steps that were part of our due diligence.

i. OECD Guidance Step One: Establish Strong Company Management Systems

VF has established a management system, as described below, consisting of a framework of policies, procedures, processes, and organizational structure that supports our efforts to ensure that our products do not contain 3TG that support conflict in the Covered Countries.

VF’s Conflict Minerals Policy

Our conflict minerals policy (the “Conflict Minerals Policy”) indicates that VF expects all suppliers of our products and materials to cooperate with our 3TG procedures. We further expect all suppliers to seek to purchase materials that contain 3TG from sources determined not to be involved in funding conflict in the Covered Countries.

Our Conflict Minerals Policy is publicly available on our website at https://www.vfc.com/responsibility/governance/policies-standards. Our Conflict Minerals Policy also is sent to relevant internal personnel and suppliers. The contents of our website are not incorporated by reference herein and are not otherwise a part of this Conflict Minerals Report.

We do not seek to embargo the sourcing of 3TG from the Covered Countries.

Internal Team

VF has a management system responsible for managing our 3TG compliance program (the “Program”). The Global Product Stewardship & Traceability department and other subject matter experts at VF are directly responsible for management of the Program with members from our supply chain and legal departments. The team reports the progress of the Program and the responses to senior management and key internal stakeholders on a bi-weekly basis. VF has enlisted the Service Provider to assist in our due diligence activities. VF also utilizes specialist outside counsel.

Control Systems

VF has policies that include, but are not limited to, our Code of Business Conduct, which outlines expected behaviors for all VF employees, and our Global Compliance Principles, Terms of Engagement and Conflict Minerals Policy for our suppliers.

We use the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (“RMI”) to collect information from suppliers. This information is retained by VF for at least five years. To provide better transparency within VF’s supply chain and to facilitate communication of policies and expectations, the Service Provider conducts outreach and collects diligence results through an online platform.

Supplier Engagement and Education

VF’s engagement with its Covered Suppliers consisted of multiple communications through email, telephone and in-person training to educate them on our expectations for sourcing 3TG and the requirements of the Conflict Minerals Rule. Covered Suppliers were provided various avenues to obtain additional information and guidance regarding our Program, including an online supplier education portal, and contact email addresses and telephone numbers for obtaining answers to questions and/or receiving guidance on completing the information requests from VF.

Our standard vendor Terms and Conditions, which are part of our purchase orders, among other things, require our suppliers to provide us with information, certifications and other documentation concerning 3TG content and origin at product level specificity. The Company’s suppliers are required to acknowledge these standard Terms and Conditions in connection with every purchase order.

Grievance Mechanism

We have an Ethics Helpline through which employees, suppliers and other third parties can report violations of VF’s policies, including violations of our Conflict Minerals Policy. Concerns can be reported by phone or online at ethics.vfc.com. The number for the Ethics Helpline is (866) 492-3370.

ii. OECD Guidance Step Two: Identify and Assess Risk in the Supply Chain

The Covered Suppliers were asked by email to complete a questionnaire to determine whether they were in-scope. The Service Provider then requested by email that the in-scope Covered Suppliers provide us with a completed CMRT. The Service Provider followed up by email or phone with Covered Suppliers that did not respond to the request within a specified time frame. If, after the foregoing efforts, a Covered Supplier did not provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach by our personnel to the Covered Supplier. Responses were received from 100% of the Covered Suppliers.

The Service Provider reviewed the responses received from the Covered Suppliers based on its internally-developed written review criteria for plausibility, consistency and gaps. As part of that review, if a Covered Supplier indicated that there were no 3TG in the products or materials that it supplied to us, the Service Provider reviewed those responses for plausibility and Covered Suppliers were also given an opportunity to provide a certification of that determination. If any of seven different quality control flags were raised by the response, the Covered Suppliers were contacted by the Service Provider.

In addition to the Service Provider’s review, VF’s internal sourcing group performed an internal quality check for plausibility of responses. The internal sourcing group also evaluated the level of risk presented by each Covered Supplier, based on the amounts purchased from and the nature of the relationship with the supplier. Further outreach efforts were then prioritized according to the level of risk, to better ensure that we appropriately allocated our internal resources to focus on the most relevant Covered Suppliers. An additional verification step was added to validate responses from the top 10% of Covered Suppliers, based on product value and volume, that responded that their products or materials did not contain 3TG. This was in addition to the response validation performed by the Service Provider.

The Service Provider reviewed the smelters and refiners identified by the Covered Suppliers against those contained in its internal database. To the extent not in that database, it requested that the Covered Supplier provide further clarification.

With respect to a completed response that identified a smelter or refiner, the Service Provider also compared that information against the lists of Conformant and Active (as defined below), or the equivalent, smelters and refiners published by the RMI, the London Bullion Market Association (“LBMA”) and the Responsible Jewellery Council (“RJC”). The smelters and refiners identified by the Covered Suppliers as potentially having processed 3TG contained in our in-scope products were listed as Conformant.

If a Covered Supplier does not provide information concerning the processors of 3TG in their supply chain, the Service Provider requests information on the Covered Supplier’s suppliers. These suppliers, and subsequent tiers of suppliers as identified to the Service Provider, are then contacted by the Service Provider.

iii. OECD Guidance Step Three: Design and Implement a Strategy to Respond to Identified Risks

VF’s implementation team provides bi-weekly updates to senior management and other key internal stakeholders on the progress of due diligence, supplier responsiveness and any identified risks. We address any identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified. Depending upon the identified risk, we may cease doing business with the supplier, suspend business or require the supplier to commit to a corrective action plan.

To ensure suppliers understand and meet our expectations, we regularly communicate information and guidance regarding our Program through a number of channels, including an online supplier education portal and direct communication from our sourcing hubs in Asia, Europe and North America.

We also took the measures identified elsewhere in this report to mitigate the risk that 3TG in our products benefit armed groups in the Covered Countries.

iv. OECD Guidance Step Four: Carry out Independent Third-party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters or refiners and, therefore, do not perform direct audits of these entities within our supply chain. Instead, in connection with our due diligence, for the identified smelters and refiners, the Service Provider consulted information concerning independent third-party audits of smelters and refiners made available by the RMI, the LBMA and the RJC. We utilize and rely on this information to assess smelter and refiner due diligence and to determine whether the smelter or refiner is Conformant with an applicable third-party conflict free certification.

v. OECD Guidance Step Five: Report on Supply Chain Due Diligence

VF’s Form SD and Conflict Minerals Report are annually filed and are publicly available on our website. We also publish a sustainability report, which contains information on responsible sourcing, and other responsible sourcing information, on our website. In addition, we regularly publish a list of our Tier-1 and nominated Tier-2 factories on our website.

4.	Due Diligence Results

The following table summarizes the applicable smelter and refiner information provided by the Covered Suppliers. For 2024, we requested that the in-scope Covered Suppliers furnish us with a complete CMRT. See Annex A for a list of identified smelters and refiners and additional information relating to the data presented in the table.

Our in-scope products consist of apparel, footwear, equipment and accessory products that contained tin and gold. Our in-scope products did not include tantalum or tungsten.

	Conformant	Active	On Reference List Only
Tin	1	0	0

Due to our position in the supply chain, which is discussed earlier in this Conflict Minerals Report, we rely on our suppliers for accurate smelter and refiner information and our RCOI and due diligence measures do not provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in our in-scope products.

None of the necessary 3TG contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the Covered Countries. However, we did not have sufficient information to determine whether any of our products were “DRC conflict free.” The terms “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

We endeavored to determine the mine or location of origin of the necessary 3TG contained in our in-scope products by requesting that the in-scope Covered Suppliers provide us with a completed CMRT and through the other procedures followed by us and the Service Provider that are described in this Conflict Minerals Report.

5.	Risk Mitigation and Future Due Diligence Measures

VF intends to continue or further improve our due diligence measures by taking the following steps, among others:

•	Continue to incorporate our compliance Terms and Conditions into appropriate new supplier contracts;

•

Continue to encourage suppliers to take the steps needed to obtain and provide current, accurate and complete information about their smelters and refiners of 3TG through web-based and in-person training and one-on-one outreach;

•	Continue publishing regularly updated factory lists to our website, which account for 100% of Tier-1 facilities and approximately 80% of Tier-2 facilities used by VF;

•	Continue to expand traceability efforts to gain deeper visibility into the upstream supply chains of our key materials;

•	Continue to expand our direct contact with Tier-2 suppliers to conduct 3TG due diligence at that level; and

•	Continue to screen all known smelters and refiners through our third-party risk management databases.

All of these steps are in addition to the steps that the Company took with respect to 2024, which it intends to continue to take with respect to 2025 to the extent applicable.

Annex A

Capitalized terms used and not otherwise defined in this Annex have the meanings set forth in the Conflict Minerals Report of which this Annex is a part.

Smelters and Refiners

In connection with our RCOI or due diligence, as applicable, the Covered Suppliers identified to us the smelters and refiners listed below as having potentially processed the necessary 3TG contained in our in-scope products in 2024. Please see the notes that accompany the table for additional information concerning the data in the table.

Mineral	Smelter Name	Smelter Location	Status
Tin	China Yunnan Tin Co Ltd.	China	Conformant

The Company notes the following in connection with the above table:

a.

Not all of the included smelters and refiners may have processed the necessary 3TG contained in the Company’s in-scope products, since some Covered Suppliers reported at a “company level,” meaning that they reported the 3TG contained in all of their products, not just those in the products that they sold to the Company. Covered Suppliers also may have reported smelters and refiners that were not in the Company’s supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the table reflected above may not include all of the smelters and refiners in the Company’s supply chain, since Covered Suppliers may not have identified all of their smelters and refiners.

b.	The table only includes entities that were listed as smelters or refiners by the RMI.

c.	Smelter and refiner status information in the table is as of March 14, 2025.

d.

“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. Included smelters and refiners were not necessarily Conformant for all or part of 2024 and may not continue to be Conformant for any future period.

e.

“Active” is an RMAP designation that means that the smelter or refiner has committed to undergo an RMAP assessment, completed the relevant documents and scheduled the on-site assessment. These may be in the pre-assessment, assessment or corrective-action phases of the assessment. For 2024, none of the identified smelters or refiners were listed as Active.

f.

“On Reference List Only” means that a smelter or refiner is listed on the Smelter Reference List tab of the CMRT but is not listed as Conformant or Active. For 2024, all of the identified smelters and refiners were listed as Conformant.

g.	“Smelter Location” is the country in which the smelter or refiner is located.

h.	Smelter or refiner status and location reflected in the table is based solely on information made publicly available by the RMI, without independent verification by the Company.

Country of Origin Information

The identified countries of origin of the 3TG processed by the smelters and refiners listed in the table above may have included the countries listed below, as well as other countries not known to the Company. Country of origin information has been provided by the Service Provider based on its analysis.

1.	Australia

2.	Belgium

3.	Bolivia

4.	Brazil

5.	Canada

6.	China

7.	Ethiopia

8.	Germany

9.	Indonesia

10.	Malaysia

11.	Myanmar

12.	Peru

13.	United States of America

Alternatively, or in addition, the smelters and refiners may have sourced from recycled or scrap sources.